SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
 ________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 26, 2019

Commission File Number: 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)
 ________________________

3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)
 ________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Ituran Location and Control  Ltd. (“Ituran”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: furnishing, as Exhibit 99.1 to this Form 6-K, unaudited interim consolidated financial statements of Ituran as of, and for the six month period ended June 30, 2019 (the “Financial Statements”).

The foregoing six-month unaudited condensed interim consolidated financial statements of Ituran, are incorporated by reference into Ituran registration statement on Form F-3 (File No. 333-222289).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD.
(Registrant)

By:	/s/ Eyal Sheratzky
	Name:	Eyal Sheratzky
	Title:	Co-Chief Executive Officer

Date: September 26, 2019